Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 ———— LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

August 4, 2014

Ajay Koduri,

    Senior Counsel, Division of Corporation Finance,

        Securities and Exchange Commission,

            Mail Stop 3720,

                100 F Street,

                    Washington, D.C. 20549-0510.

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by AT&T Inc. on July 1, 2014 (File No. 333-197144)

Dear Mr. Koduri:

AT&T Inc. (“AT&T”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-197144) (“Amendment No. 1”), including a Prospectus of AT&T and a Proxy Statement of DIRECTV (“DIRECTV”). This letter, which is being submitted on behalf of AT&T and DIRECTV, responds to your letter, dated July 28, 2014, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of July 28, 2014. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to AT&T has been furnished by AT&T and the information contained in this letter with respect to DIRECTV has been furnished by DIRECTV. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Ajay Koduri,

August 4, 2014

FORM S-4

Cautionary Statement Regarding Forward-Looking Statements, page 30

1.	We note your disclosure in the second paragraph on page 31. It appears your statement to disclaim any obligation to update, alter, or otherwise revise forward-looking statements is too broad. It appears your obligation to update is conditioned on your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

In response to the Staff’s comment, the disclosure on p. 31 of Amendment No. 1 has been revised.

Background of the Merger, page 53

2.	We note your discussion of a consulting firm. Please revise to name the firm.

In response to the Staff’s comment, the disclosure on p. 57 of Amendment No. 1 has been revised.

3.	We note your disclosure on page 57. Please:

•	Refer to the second paragraph on this page and revise to disclose the deal terms that were likely to be negotiated,
•	Refer to the third paragraph and disclose the strategic vulnerabilities facing DIRECTV and the potential synergies and other benefits to DIRECTV,
•	Refer to the fourth paragraph and disclose the material terms, advice, or highlights of Goldman’s review,
•	Refer to the fifth paragraph and disclose the material terms or highlights from the assessments,
•	Refer to the seventh paragraph and disclose the material terms or highlights from the consulting firm’s assessment, and
•	Refer to the eighth paragraph and disclose the material terms or parts of the considerations undertaken by the parties.

In response to the Staff’s comment, the disclosure on pp. 57 and 58 of Amendment No. 1 has been revised.

Ajay Koduri,

August 4, 2014

Opinions of DIRECTV’s Financial Advisors, page 65

4.	We note your disclosure in the penultimate paragraph on page 66 stating you summarize the material financial analyses provided by Goldman Sachs. Many of your summaries of the analyses appear to be recitations of the calculations without providing a summary of what Goldman thought those calculations meant. For instance, please tell us (and revise your disclosure in the appropriate parts) whether Goldman compared the results of those calculations to the implied value of the per share consideration when Goldman advised the Board as to the fairness of the merger consideration.

In response to the Staff’s comment, the disclosure on pp. 67, 69, 70, 71, 72 and 73 of Amendment No. 1 has been revised.

Selected Companies Analysis, page 67

5.	We note Goldman Sachs reviewed and compared certain financial ratios and multiples for DIRECTV and AT&T. The current disclosure shows Goldman compared EBITDA multiples and price to earnings multiples. Please revise to disclose what Goldman concluded or inferred from these analyses. The current disclosure shows Goldman made several calculations but does not present what Goldman thought those calculations meant and how Goldman advised its client based on those calculations.

In response to the Staff’s comment, the disclosure on p. 69 of Amendment No. 1 has been revised. Please note that, in response to Comments 5 through 11, Goldman advised AT&T that, in arriving at Goldman’s fairness determination, Goldman considered the results of all its analyses, and did not attribute any particular weight to any factor or analysis considered by it.

Illustrative Discounted Cash Flow Analyses, page 69

6.	We note Goldman calculated ranges of illustrative implied present value per share based on a discounted cash flow analyses. Please tell us, with a view toward revised disclosure, whether Goldman compared the ranges to the $95.00 implied per share merger consideration and what they advised the board based on this comparison.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on p. 70 of Amendment No. 1. In response to the Staff’s comment as to what Goldman advised the DIRECTV board based on this comparison, Goldman has informed AT&T that Goldman believes the Staff’s comment has been adequately addressed in the existing disclosure on p. 65, which

Ajay Koduri,

August 4, 2014

describes the conclusion reached in Goldman’s opinion rendered to the DIRECTV board, and that, as indicated on pp. 67 and 73 of the existing disclosure, such opinion was based, in part, on the financial analyses summarized under the heading “Opinion of Goldman, Sachs & Co.” (as such summaries have been revised in Amendment No. 1).

7.	We note Goldman calculated the illustrative implied ownership range of AT&T by DIRECTV shareholders after giving effect to this merger. Please revise to disclose what Goldman thought this range meant and what Goldman advised the board on based upon this range.

In response to the Staff’s comment, the disclosure on p. 70 of Amendment No. 1 has been revised. In response to the Staff’s comment as to what Goldman advised the DIRECTV board based on this range, as noted above, Goldman has informed AT&T that Goldman believes the Staff’s comment has been adequately addressed in the existing disclosure on p. 65, which describes the conclusion reached in Goldman’s opinion rendered to the DIRECTV board, and that, as indicated on pp. 67 and 73 of the existing disclosure, such opinion was based, in part, on the financial analyses summarized under the heading “Opinion of Goldman, Sachs & Co.” (as such summaries have been revised in Amendment No. 1).

Illustrative Present Value of Future Stock Price Analysis, page 70

8.	We note Goldman calculated a range of implied present values of DIRECTV common stock and a range of implied present values for the combined company. Please revise to disclose what Goldman concluded based on these ranges and what they advised the board based on these ranges.

In response to the Staff’s comment, the disclosure on pp. 71 and 72 of Amendment No. 1 has been revised. In response to the Staff’s comment as to what Goldman concluded based on the range of implied present values of DIRECTV common stock and the range of implied present values of the combined company and what Goldman advised the DIRECTV board based on these ranges, as noted above, Goldman has informed AT&T that Goldman believes the Staff’s comment has been adequately addressed in the existing disclosure on p. 65, which describes the conclusion reached in Goldman’s opinion rendered to the DIRECTV board, and that, as indicated on pp. 67 and 73 of the existing disclosure, such opinion was based, in part, on the financial analyses summarized under the heading “Opinion of Goldman, Sachs & Co.” (as such summaries have been revised in Amendment No. 1).

Ajay Koduri,

August 4, 2014

Illustrative Pro Forma AT&T Accretion/Dilution Analysis, page 71

9.	We note your bullets on page 71. Please explain the significance of each and what Goldman advised based on the bullets.

In response to the Staff’s comment, the disclosure on pp. 71 and 72 of Amendment No. 1 has been revised.

Selected Precedent Transactions Analysis, page 71

10.	We note your table on page 72. Please revised to explain the significance of the table and what Goldman advised based on this analysis.

In response to the Staff’s comment, the disclosure on p. 72 of Amendment No. 1 has been revised. In response to the Staff’s comment as to what Goldman advised based on this analysis, as noted above, Goldman has informed AT&T that Goldman believes the Staff’s comment has been adequately addressed in the existing disclosure on p. 65, which describes the conclusion reached in Goldman’s opinion rendered to the DIRECTV board, and that, as indicated on pp. 67 and 73 of the existing disclosure, such opinion was based, in part, on the financial analyses summarized under the heading “Opinion of Goldman, Sachs & Co.” (as such summaries have been revised in Amendment No. 1).

Implied Premia Analysis for U.S. Transactions, page 72

11.	Please revise to explain the significance of the ranges of premia and what Goldman advised based on this analysis.

In response to the Staff’s comment, the disclosure on p. 73 of Amendment No. 1 has been revised. In response to the Staff’s comment as to what Goldman advised based on this analysis, as noted above, Goldman has informed AT&T that Goldman believes the Staff’s comment has been adequately addressed in the existing disclosure on p. 65, which describes the conclusion reached in Goldman’s opinion rendered to the DIRECTV board, and that, as indicated on pp. 67 and 73 of the existing disclosure, such opinion was based, in part, on the financial analyses summarized under the heading “Opinion of Goldman, Sachs & Co.” (as such summaries have been revised in Amendment No. 1).

Illustrative Present Value of Future Stock Price Analysis, page 70

12.	Please disclose the multiples for each transaction that lead you to use the 7.0x to 8.0x multiple.

Ajay Koduri,

August 4, 2014

In response to the Staff’s comment, the disclosure on p. 78 of Amendment No. 1 has been revised.

*        *        *

Ajay Koduri,

August 4, 2014

Please contact me at (212) 558-4101, via fax at (212) 291-9061 or via e-mail at frumkinj@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Joseph B. Frumkin

Joseph B. Frumkin

cc:	Wayne A. Wirtz
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, Texas 75202

Larry D. Hunter
DIRECTV
2260 E. Imperial Highway
El Segundo, California 90245

Frederick S. Green
Michael E. Lubowitz
Weil, Gotshal & Manges LLP
767 Fifth Ave.
New York, New York 10153

Eric M. Krautheimer
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725